

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 3, 2015

<u>Via E-mail</u>
Mr. Colin Dunn
Vice President of Finance and Secretary
Bell Fuse Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302

      Re: Bel Fuse Inc.
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed March 13, 2015
             Form 8-K Dated October 28, 2015
             File No. 000-11676

Dear Mr. Dunn:

     We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

<u>Form 8-K Dated October 28, 2015</u>

1.   We note that you present non-GAAP statements of operations in Exhibit 99.1. Please tell us how you considered the guidance set forth in Question 102.10 of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, when making your presentation. Otherwise, please confirm that you will remove the non-GAAP statements of operations from your future presentations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery